Companhia Brasileira de Distribuicao (CBD)
                        Announces December 1999 Net Sales

Grupo Pao de Acucar
Investor Relations
3,126 Av. Brig. Luis Antonio
1st floor - Jd. Paulista
Sao Paulo - SP - Brazil

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Sao Paulo, Brazil, January 14, 2000 - Companhia Brasileira de Distribuicao
(NYSE:CBD, BOVESPA:PCAR4) today announced preliminary, non-audited December 1999 net sales figures. The information discussed below represents net sales variations of CBD all store and same store formats.
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December 1999 total net sales (banner sales, including affiliated company) in nominal currency totaled R$754.2 million, a 27.7% increase compared to the same period in 1998. Accumulated net sales for 1999 reached R$5,830.2 million, representing a 31.6% increase compared to the same period in 1998.

December 1999 same store net sales decreased by 0.6% compared to December 1998. Accumulated sales in 1999 showed a 4.5% increase compared to the same period in 1998.

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HIGHLIGHTS
Number of clients grew 34.9% compared to December 1998. December 1999 same store sales decreased 0.6%
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Net Sales by Division 1999/1998 - Variation (%)
(Preliminary, non-audited)

                                ----------------------------
                                       Nominal Currency
                                        Corporate Law
                                ----------------------------

                         December                         Fourth Quarter
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                    All            Same               All                 Same
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Pao de Acucar       9.8%            3.8%              9.4%                 4.7%
Barateiro         102.0%            8.3%             70.4%                 3.1%
Extra              36.7%           -2.7%             42.5%                -0.5%
Eletro            -17.8%          -17.6%            -12.8%               -12.5%
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CBD                27.7%           -0.6%             28.4%                 0.8%
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                          ----------------------------
                                Nominal Currency
                                  Corporate Law
                          ----------------------------
                                1999 Accumulated
                    All             Same
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Pao de Acucar      19.3%           11.0%
Barateiro         135.6%            7.4%
Extra              51.2%            1.6%
Eletro             -3.4%          -16.0%
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CBD                31.6%            4.5%
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CBD total net sales reached R$673.1 million in nominal currency in December
1999, representing a 14.0% increase compared to December 1998.

CBD has been adopting the IGP-DI index to calculate its constant currency sales. The IGP-DI index is also used by ABRAS (Brazilian Supermarket Association) to calculate total sales evolution for the sector. Taking into consideration existing discrepancies between the IGP-DI and inflation indices which best represent the sector's price evolution, ABRAS has been developing studies aimed at a possible change of the indexer. Assuming that ABRAS confirms this change, CBD will also adopt the same indicator to present its sales performance in real terms upon completion of the ABRAS studies.

Factors that contributed to these results include:

o The Pao de Acucar division continued to present a positive performance despite last year's strong comparative basis (nominal growth reached 21.6% in December 1998). This reflects the positive effects of efforts aimed to continue increasing the Company's customer base through investments made to store remodelings and improvements in customer service.

o Extra hypermarkets were negatively affected by the strong comparative basis during December 1998 when the chain's sales increased due to celebration of new store openings (5 hypermarkets were opened, 4 stores were converted from the Barateiro format, and one store was converted from the retired Superbox format during this period).

o Stores of the Bareteiro division presented the best performance compared to CBD's other divisions, reflecting a more established brand recognition and benefits from the store remodeling process (project "New Face").

o The Eletro division continued to be negatively affected by the Brazilian macro economic scenario. The division's performance is expected to improve going forward as a result of lower interest rates, currency stabilization, and store remodeling process ("Eletro of the Future").

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Net Sales Evolution by Division 99/98 - Variation (%)
(Preliminary, non-audited

                                  -----------------------
                                     Constant Currency
                                     Indexed by IGP-DI
                                  -----------------------

                         December                        Fourth-Quarter
                  --------------------------------------------------------------
                    All            Same              All                 Same
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Pao de Acucar     -10.7%          -13.5%            -8.1%               -11.3%
Barateiro          63.6%           -9.7%            42.5%               -12.7%
Extra              -7.0%          -18.8%            11.3%               -15.7%
Eletro            -31.5%          -31.3%           -26.2%               -25.9%
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CBD                -5.0%          -17.1%             3.9%               -14.6%
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                                  -----------------------
                                     Constant Currency
                                     Indexed by IGP-DI
                                  -----------------------
                                      1999 Accumulated

                    All            Same
--------------------------------------------
Pao de Acucar      -7.6%            0.4%
Barateiro         111.8%           -4.9%
Extra              32.5%           -8.1%
Eletro            -13.0%          -24.8%
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CBD                17.0%           -5.7%
--------------------------------------------


Form of Payment

                         1988       3Q99       Oct/99      Nov/99       Dec/99
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Cash                     51.6%      55.9%      55.5%       56.7%         58.6%
Credit Card              21.7%      22.8%      23.0%       23.3%         21.6%
Food Voucher              7.5%       6.2%       6.2%        5.5%          5.2%
Credit                   19.2%      15.1%      15.3%       14.5%         14.6%
    Post-dated Checks    13.5%      10.5%      10.4%        9.3%          8.8%
    Installments          5.7%       4.6%       4.9%        5.2%          5.8%


Companhia Brasileira de Distribuicao and its affiliated company operate a total of 349 stores in 11 Brazilian states through three formats. In addition to Pao de Acucar and Barateiro supermarket divisions, CBD operates Extra hypermarkets and Eletro home appliance stores.


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Ricardo Florence dos Santos                    Rosemary Otero
Investor Relations Director - CBD              Edelman Financial
Tel: (55-11) 886-0421  Fax: (55-11) 884-2677   Tel: (212) 704-4486
Email: pa.relmerc@paodeacucar.com.br           Fax: (212) 766-1025
                                               Email: rosemary_otero@edelman.com

Fernando Tracanella                            Monica Lopes
Tel: (55-11) 886-0421                          Tel: (212) 704-4428
Email: ftraca@paodeacucar.com.br               Email: Monica_lopes@edelman.com
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                   Website: http://www.grupopaodeacucar.com.br